

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-mail:</u>
Perry Lewis
Chief Executive Officer
Shire Warwick Lewis Holdings Inc.
468 Church Lane
London, United Kingdom NW9 8UA

> **Re: Shire Warwick Lewis Holdings Inc.**
> **Form 8-K**
> **Filed September 19, 2014**
> **File No. 000-53927**

Dear Mr. Lewis:

We issued comments to you on the above captioned filing on October 9, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 8, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant at (202) 551-3364 or Brandon Hill, Attorney-Advisor, at (202) 551-3268 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director